Louis A. Brilleman, P.C.

1140 Avenue of the Americas, 9th Floor

New York, NY 10036

Phone: 212-584-7805

Fax: 646-380-6635

April 17, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Melissa Gilmore
Melissa Raminpour

Re:	Coda Octopus Group, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended October 31, 2018
Filed February 1, 2019
File No. 001-38154

Dear Ms. Gilmore and Ms. Raminpour:

By letter dated April 9, 2019, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued comments on the Company’s Annual Report on Form 10-K for the year ended October 31, 2018 (the “Form 10-K”). Below are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment.

Form 10-K for the Fiscal Year Ended October 31, 2018

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 34

1.	We note that you concluded your disclosure controls and procedures (DCP) were effective while also concluding that your internal control over financial reporting (ICFR) was not effective due to material weaknesses indicative of small companies with limited staffing resulting in inadequate review procedures. Please explain to us how you arrived at different conclusions in light of the existing material weakness. Your explanation should be comprehensive and address all of the components of the definition of disclosure controls and procedures. We refer you to Sections II.D and E of SEC Release 33-8238, in which the Commission recognizes that there is substantial overlap between ICFR and DCPs. For example, DCPs often include those components of ICFR that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP. Please include in your response an explanation as to how you determined that the material weaknesses in your ICFR was not one of the components of ICFR that is also included in disclosure controls and procedures. We have a similar concern with your DCP conclusion in your Form 10-Q for the period ended January 31, 2019.

The Company advises the Staff that the existence of a material weakness as disclosed in the Form 10-K does not automatically render the Company’s disclosure controls and procedures not effective. Rather, such determination is left to the judgment of the Company’s management. Under Item 308 of Regulation S-K relating to management’s annual report on internal control over financial reporting, a registrant’s management is not permitted to conclude that its internal control over financial reporting is effective if there are one or more material weaknesses. In contrast, Item 307 of Regulation S-K does not require management to conclude that disclosure controls and procedures are not effective if one or more material weaknesses are identified.

As disclosed in the Form 10-K, the Company’s management identified material weaknesses which are indicative of many small companies with limited staffing levels resulting in inadequate review procedures. Specifically, as a result of understaffing, misstatements were detected in revenues, cost of revenues, inventory, deferred revenue, property and equipment, deferred income tax valuation allowance, and sales, general, and administrative expenses. Following consultation with the Company’s independent auditors, correcting entries were made in the Company’s financial statements for the year ended October 31, 2018. This material weakness had no impact on the Company’s financial statements included in the Form 10-K.

The Company identified the material weakness in the course of its year-end procedures in connection with the preparation of the financial statements that were included in the Form 10-K. The above detailed misstatements were corrected prior to the filing of the Form 10-K. Management accordingly deemed the Company’s disclosure controls and procedures to be effective because it determined that the Company had in place adequate and appropriate procedures, controls and protocols designed to ensure that information required to be disclosed in the reports filed with the Commission are recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Management further determined that Company’s disclosure controls and procedures were effective in that information required to be disclosed is accumulated and communicated to it to allow timely decisions regarding required disclosure. The Company believes that these conclusions were further supported by the fact that its control environment in place during fiscal 2018 resulted in the identification of the material weakness and that the Form 10-K was filed in a timely manner.

The Company also notes that it has recently retained additional resources to enable adequate processes and procedures regarding the review of accounting records and supporting schedules to provide reasonable assurances to prevent future misstatements. Management believes that these additional controls and procedures should remediate the identified material weakness. Management is continuing to monitor these procedures and controls and has not observed a recurrence of the issues that led it to determine that a material weakness existed as of October 31, 2018.

Lastly, based on the Company’s experience in applying the procedures and controls adopted during the current fiscal year, management expects that its assessment of the Company’s internal control over financial reporting as of October 31, 2019 will conclude that this material weakness has been remediated. Due to this expectation and the Company’s belief that a material weakness in its internal control over financial reporting is not necessarily an indication that its disclosure controls and procedures are not effective, the Company does not believe that revisions to its disclosure would provide meaningful information to investors.

Management’s Report on Internal Control over Financial Reporting, page 34

2.	We note that management has conducted an evaluation of the effectiveness of ICFR as of October 31, 2018 based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Please tell us and revise to include which version of the framework was used by management to evaluate the effectiveness of internal control over financial reporting (i.e., 2013). Refer to Item 308(a)(2) of Regulation S-K. Additionally, please revise to include your conclusion on effectiveness of ICFR to specifically state that it was not effective.

The Company acknowledges the Staff’s comment. As discussed with the Staff, the Company will amend the Form 10-K to make revisions in response to this comment as soon as all comments in the Staff’s letter are resolved.

Please contact the undersigned at 212-584-7805 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Louis A. Brilleman
Louis A. Brilleman

cc: Annmarie Gayle (Coda Octopus Group, Inc.)